LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 6, 2024

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File No. 811-23226
Clough Hedged Equity ETF and Clough Select Equity ETF (each a “Fund” and collectively, the “Funds”)

Dear Ms. Lithotomos:

This correspondence responds to the comments the Trust received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Preliminary Proxy Statement for the Funds filed on November 15, 2024 (SEC Accession No. 0000894189-24-006738). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.

1.Staff Comment: The relevant series and class identifiers for Elevation Series Trust (“EST”) that appear on EDGAR are missing “Clough” from each Fund’s names. Please confirm that the Fund names are correct and uniform throughout the Definitive Proxy Statement (and associated documents) and the Rule 485(b) filing for EST.

Response: The Trust responds by confirming that the Fund names listed on EDGAR will be updated to include “Clough” and will also be updated as appropriate for consistency throughout the Definitive Proxy Statement and 485(b) filings.

2.Staff Comment: The section “Abstentions and Broker Non-Votes” states (emphasis added): “If a quorum is not present at the Special Meeting, or a quorum is present at the Special Meeting but sufficient votes to approve the Proposal are not received, the chairman of the Special Meeting or the holders of a majority of a Fund’s shares present at the Special Meeting, in person or by proxy, may postpone or adjourn the Special Meeting with respect to such Proposal and such Fund to permit the further solicitation of proxies.” Pursuant to Rule 14a-4 under the Securities Exchange Act of 1934 (the “1934 Act”), please revise disclosure in the Proxy Statement and proxy card to include a separate proposal for shareholders to approve the adjournment of the Special Meeting if a quorum is present but sufficient votes to approve the Proposal are not received.

Response: The Trust respectfully declines to add such a proposal to the Proxy Statement because the Trust believes that such a proposal is not required by Rule 14a-4, that state law and the Trust’s governing documents authorize the persons named as proxy to adjourn the Special Meeting, and that the Trust’s position is consistent with formal positions of the Commission that may relate to this matter.

In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the Commission withdrew proposed Rule 20a-4 under the 1934 Act (the “Proposed Rule”), which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In declining to adopt the Proposed Rule, the Commission stated:
“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.”
The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Trust will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.
We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and Proposed Rule would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980):
“[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.”
In addition, the Proxy Statement explicitly states that the persons named as proxies may propose to adjourn the Special Meeting to permit further solicitation of proxies, as well as how such proxies will vote on such matters. In light of the staff’s comment and to further emphasize that persons named as proxies may adjourn the meeting, the Trust intends to add a similar statement to the proxy card. Accordingly, all shareholders who execute a proxy will have authorized the named proxies to adjourn the Special Meeting.

3.Staff Comment: Please expand the answer to the following question in the “Questions and Answers” — What is the Purpose of the Reorganizations?” to provide a fuller explanation as to why lower expenses may result from the reorganizations.

Response: The Trust responds that the response the question has been expanded as follows:

“The primary purpose of the Reorganizations is to move the Existing Funds from LiFT to EST  ~~in an attempt~~ to ~~gain~~  take advantage of certain operational efficiencies and distribution support, stemming from having all of the Adviser's (defined below) products serviced by the same service providers. The Adviser believes these operational efficiencies will free up Adviser resources it could then allocate to the ongoing management of the New Funds.

Clough Capital Partners L.P. (the “Adviser”), the investment adviser to each Existing Fund, has determined that by reorganizing the Existing Funds into EST (the “Reorganizations”), the Existing Funds and the Adviser may be able to achieve operational efficiencies, gain access to additional resources including market research, and receive enhanced distribution support, which may, over time, result in an increase in assets. With such an increase the Adviser could ~~lower expenses for the New Funds compared to the Existing Funds due to achieving economies of scale from a~~ consider adding breakpoints on fees with significant growth in assets. The consolidation of service providers is expected to create synergies, eliminate redundancies, and mitigate operational risks. The Reorganizations align with the Adviser’s commitment to enhancing shareholder value by potentially lowering costs and improving overall fund management effectiveness. Furthermore, the move is anticipated to facilitate more cohesive oversight and reporting across the Adviser’s product lineup. Ultimately, the Adviser believes the Reorganizations will re-position each Existing Fund to better serve its shareholders through improved operational efficiency and risk management.”

4.Staff Comment: Please be consistent using “Target Fund” and “New Fund” or “Acquired Fund” and “Acquiring Fund” throughout the Definitive Proxy Statement and related documents in a manner that is best understandable to shareholders.

Response: The Trust responds by confirming that we will use use “existing fund” and “new fund” throughout the Definitive Proxy Statement for clarity and consistency.

5.Staff Comment: Please confirm supplementally that an opinion of counsel concerning tax consequences of the reorganizations will be filed, and if there are any qualifications on this opinion they should be described in the “Federal income Tax Consequences” section of the Proxy Statement. Please consider revising disclosure to set forth the risk of any uncertain tax consequences.

Response: The Trust responds supplementally by confirming that an opinion of counsel concerning tax consequences will be issued at the closing. A draft copy of counsel’s tax opinion has been attached to this correspondence.

Further, the Trust confirms the current disclosure is accurate and adequately informs shareholders about potential uncertain tax consequences.

6.Staff Comment: Please revise the proposal on the proxy card to more closely mirror the fulsome description provide in the Notice to Shareholders letter with respect to the transfer of assets to include the assumption of all liabilities of the Existing Funds.

Response: The Trust responds by revising proposal 1 on each proxy card to read as follows (Clough Select Equity ETF used as illustrative example):

To approve an Agreement and Plan of Reorganization providing for (i) the transfer of all of the assets and liabilities of (a) the Clough Select Equity ETF, a series of LiFT, to the Clough Select Equity ETF, a series of Elevation Series Trust (“EST”).

7.Staff Comment: Please make the fourth sentence of the proxy card appear in boldface type.

Response: The Trust responds by making the requested revision.

Additional Comments Received from Ken Ellington of the Staff on November 21, 2024

8.Staff Comment: Please include financial statements that meet the requirements of Regulation S-X for the Existing Funds (see, for reference, Item 14 of Rule 14a-101 under the 1934 Act). This may be satisfied by incorporation by reference to the most recent annual or semi-annual report.

Response: The Trust responds adding the following disclosure to the “Comparison of the Existing Funds and the New Funds — Investment Objectives, Principal Investment Strategies; Principal Risks; Policies” section of the proxy statement:

The most recent Financial Statements for the Existing Funds can be found in the Existing Fund’s most recent semi-annual report for the period ended April 30, 2024 (unaudited) and the annual report for the period ended October 31, 2023 which are incorporated by reference and can be located on the SEC’s website.

9.Staff Comment: Please include an auditor’s consent for the Existing Funds with respect to the inclusion of financial statements.

Response: The Trust responds by confirming it will add the requested auditor’s consent.

10.Staff Comment: Please include a a financial highlights table or incorporate by reference the financial highlights table for the Existing Funds in the Proxy Statement. If such information is included as part of the incorporation by reference of the prospectus, please revise disclosure to indicate the inclusion of the financial highlights table specifically.

Response: The Trust responds by revising applicable disclosure to read:

For detailed information about the principal investment strategies and risks of each Existing Fund, as well as its investment policies, see the current Prospectus and Statement of Additional Information for the Existing Funds, which are incorporated herein by reference. The current Prospectus also includes a Financial Highlights for each Existing Fund for the last three fiscal years (since the Existing Funds’ inception) showing information to help you understand each Existing Fund’s financial performance.

11.Staff Comment: Please disclose an “as of” date for the Fee Table presentation and confirm supplementally in correspondence that the fees for the Existing Fund are still current.

Response: The Trust responds by adding the requested disclosure and confirms supplementally the fee table presentation remains current.

12.Staff Comment: Please provide a basic capitalization table with information (i.e., shares and net assets) as of a date not more than 30 days prior to the date of filing of the Definitive Proxy Statement (for reference, see generally Item 4(b) of Form N-14).

Response: The Trust responds by adding the requested capitalization table disclosure in substantially the form as follows (table will be updated upon filing of the Definitive Proxy Statement):

Fund Capitalizations
The following tables set forth the unaudited capitalization of each Existing Fund and New Fund as of November 29, 2024 and the unaudited pro forma capitalization of the combined Existing Fund and New Fund as adjusted to give effect to the proposed reorganization. The following are examples of the number of shares of each New Fund that are proposed to be exchanged for the shares of the corresponding Existing Fund if the reorganization occurs and do not reflect the number of shares or value of shares that would actually be received if the reorganization occurs. Pro forma numbers are estimated in good faith and are hypothetical. Pro forma numbers do not reflect any potential liquidation of shareholders associated with the reorganization.

Clough Hedged Equity ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$37,186,427	$0	$37,186,427
Shares Outstanding	$1,390,000	$0	$1,390,000
Net Asset Value Per Share(1)	$26.75	$0	$26.75
(1) Rounded to the nearest cent.

Clough Select Equity ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$21,890,509	$0	$21,890,509
Shares Outstanding	$630,000	$0	$630,000
Net Asset Value Per Share(1)	$34.75	$0	$34.75
(1) Rounded to the nearest cent.

The information in the capitalization table above is for informational purposes only. There is no assurance the reorganization will be consummated. Moreover, if consummated, the capitalization of each Existing Fund and New Fund is likely to be different at the closing date as a result of daily share purchase and redemption activity in an Existing Fund. Accordingly, the foregoing should not be relied upon to reflect the number of shares of the New Fund that actually will be received on or after such date.

13.Staff Comment: Please disclose the dollar amount of any capital loss carry-forwards that are available for the Existing Funds as of the most appropriate period end and discuss any potential loss or the limitation on the use of any capital loss carry-forwards as a result of the reorganization.

Response: The Trust responds adding disclosure to the “Federal Income Tax Consequences” section that reads, “As of October 31, 2024, the Clough Hedged Equity ETF had capital loss carry-forwards in the amount of $2,026,361 and as of the same date the Clough Select Equity ETF had capital loss carry-forwards in the amount of $698,893. Neither of the Existing Funds expects the closing of the Reorganization to have any effect on the ability to use of its capital loss carryforwards following the Reorganization”

14.Staff Comment: Please confirm in correspondence that there is no disclosure required under Rule 6-11(d)(1)(ii) or (iii) of Regulation S-X. If no disclosure is required, please consider disclosing in the Proxy Statement to indicate something substantially similar to, “The reorganization will not result in (1) a material changes to an Existing Fund’s investment portfolio due to investment restrictions or (2) material differences in accounting policies of an Existing Fund as compared to the corresponding New Fund, and therefore a schedule of investments modified to show the effect of the reorganization has not been included.

Response: The Trust responds by confirming no disclosure is required under Rule 6-11(d)(1)(ii) or (iii) and has added the suggested disclosure.

15.Staff Comment: Please confirm in correspondence and disclose in the Proxy Statement that the Existing Funds will be the accounting survivors after the reorganizations.

Response: The Trust responds by confirming that the Existing Funds will be the accounting survivors and has added the requested disclosure.

*	*	*
If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

cc:    Ken Ellington
Staff Accountant
Division of Investment Management, Disclosure Review and Accounting Office